United States securities and exchange commission logo





                               February 9, 2023

       Irma Velazquez
       Chief Executive Officer
       Energy & Water Development Corp
       7901 4th Street
       N STE #4174
       St Petersburg, Florida 33702

                                                        Re: Energy & Water
Development Corp
                                                            Registration
Statement on Form S-1
                                                            Filed January 23,
2023
                                                            File No. 333-269368

       Dear Irma Velazquez:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. Please revise to disclose that Ms. Velazquez, your Chief Executive Officer and Vice-
                                                        Chairman of the Board
of Directors and Mr. Hofmeier, your Chief Technology Officer and Chairman of the
Board of Directors, are married to each other and together control approximately 48% of
the voting power in the company and are registering all of their shares for sale in this
offering. Also, disclose the number of shares you are registering for resale relative to the
number of shares of common stock outstanding.
 Irma Velazquez
FirstName LastNameIrma Velazquez
Energy & Water Development Corp
Comapany9,NameEnergy
February   2023       & Water Development Corp
February
Page 2 9, 2023 Page 2
FirstName LastName
Prospectus Summary
Company Overview, page 1

2. Please ensure that your prospectus accurately reflects the current status of any products or services that you offer or plan to offer and carefully distinguishes actual accomplishments from your plans. In this regard, we note your disclosure that you build water and energy systems and that you commercialize proven technologies, yet you had minimal revenues and operations in 2021. Please revise these and other statements in your prospectus to state your intention to engage in these business activities.
Risk Factors
The Sale Of All Of The Securities Registered For Resale In This Prospectus..., page 21

3. Please disclose the number of shares you are registering for resale relative to the number of shares of common stock outstanding.

Selling Stockholders, page 23

4. Please disclose all material relationships which the selling security holders have had within the past three years with the registrant. In this regard, we note that Ms. Velazquez and Mr. Hofmeier serve as your Chief Executive Officer and Chief Technology Officer and Mr. Rodney served as your interim Chief Financial Officer.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Mariam Mansaray, Staff Attorney at 202-551-6356 or Jeff Kauten, Staff
Attorney at 202-551-3447 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Amy K. Maliza, Esq.